Exhibit 99.1

INTANZA®/IDflu®*,

first intradermal influenza vaccine,

approved in the European Union

Lyon, France - February 26, 2009 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT : SAN and NYSE : SNY), announced today that the European Commission has granted marketing authorization for the first intradermal (ID) microinjection influenza vaccine.

The advantages of this vaccine, in particular the convenience and the ease of administration, should help improve the coverage rate in Europe. This new vaccine for seasonal influenza will be marketed as Intanza® or IDflu®.

Intanza® / IDflu® vaccine is now approved in the European Union territory for the prevention of seasonal influenza in both the adult (aged 18 and over) and elderly (aged 60 and over) populations. “This is the first major market license for Intanza® / IDflu® and a key step towards recognition of the ID route as a promising alternative for influenza vaccine administration,” said Wayne Pisano, President and CEO of Sanofi Pasteur.

The approval of Intanza® / IDflu® vaccine follows the positive opinion from the European Medicines Agency (EMEA) granted in December 2008, based on a review of data from clinical trials, involving more than 7,000 adults (aged 18 and over) or elderly participants (aged 60 and over). These trials evaluated the safety and ability to generate an immune response which meets all required EMEA criteria1,2.

This innovative easy-to-use, pre-filled ID microinjection vaccine was developed with the objective of improving the standard of care for the prevention of seasonal influenza infection. “In clinical trials, Intanza® / IDflu® was highly accepted by adult and elderly people who received it while providing an effective and safe protection against influenza. Moreover, it was reported to facilitate influenza antigen administration and was appreciated for this by health care professionals,” added Pisano. “As for patients, the comfort benefits offered by Intanza® / IDflu® have the potential to improve the coverage rate and consequently to help to protect more people and save more lives,” concluded Pisano.

About the intra-dermal route for vaccination

Vaccination via the ID route involves the administration of the antigen into the dermal layer of the skin. Due to the high concentration of specialized immune cells in this skin layer and their ability to effectively stimulate an immune response, ID vaccination provides direct and efficient access to the immune system.

This new convenient and user-friendly microinjection system, developed in collaboration with sanofi pasteur’s partner, BD (Becton, Dickinson and Company) provides a simple, safe and reliable3,4 intradermal influenza immunization.

The fine needle of the micro-injection system has a length of only 1.5 mm, ten times smaller than standard needles for the traditional intramuscular route.

Intanza® / IDflu® unique design and technology allows for a minimally invasive vaccination and ensures that the antigen is accurately and consistently deposited in the dermal layer of the skin3.

As the world leader in research, development and manufacturing of influenza vaccines, sanofi pasteur is working to develop new and improved influenza vaccines to save lives. With the production of more than 170 million doses of seasonal influenza vaccine in 2008, Sanofi Pasteur confirmed its global influenza vaccine market leadership.

* Intanza® and IDflu® are registered trademarks of sanofi pasteur’s novel microinjection system influenza vaccine in EU and other countries.

Seasonal Influenza Overview

Influenza is a disease caused by a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. According to the World Health Organization (WHO), 5-15% of the population is affected with upper respiratory tract infections in annual influenza epidemics. Hospitalization and deaths mainly occur in high-risk groups (elderly, people with chronic conditions/illness). Although difficult to assess, these annual epidemics are thought to result in between three and five million cases of severe illness and between 250,000 and 500,000 deaths every year around the world5. Most deaths currently associated with influenza in industrialized countries occur among those over 65 years of age. The efficacy of vaccination in reducing the burden of the disease, as well as the economic burden of treating influenza, is well established.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

References:

1. Leroux-Roels I, Vets E, et al Vaccine 2008; 26:6614-19. Seasonal influenza vaccine delivered by intradermal microinjection: a randomized controlled safety and immunogenicity trial in adults

2. Holland D, Booy R, et al JID 2008; 198:650-58. Intradermal influenza vaccine administered using a new microinjection system produces superior immunogenicity in elderly adults: a randomized controlled trial

3. Laurent PE, et al Vaccine 2007; 25:8833-42. Evaluation of the clinical performance of a new intradermal vaccine administration technique and associated delivery system

4. Laurent A, et al Vaccine 2007;25:6423–6430. Echographic measurement of skin thickness in adults by high frequency ultrasound to assess the appropriate microneedle length for intradermal delivery of vaccines

5. http://www.who.int/vaccine_research/diseases/ari/en/print.html

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations	US Media Relations

Pascal Barollier	Len Lavenda

T. +33-(0)4-37-37-50-38	T. +1-570-957-4446

pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com

www.sanofipasteur.com	www.sanofipasteur.us